UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2026
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE
This report on Form 6-K includes the unaudited pro forma condensed consolidated financial statements as of December 31, 2025, and for the years ended December 31, 2025, 2024, and 2023 for Waldencast plc (the “Company”). The financials are included as Exhibit 99.1 to this report on Form 6-K.

This report on Form 6-K (including exhibits thereto) shall be incorporated by reference into any registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”) that by its terms automatically incorporates the Company’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, including the registration statements on Form S-8 (File No. 333-268108), Form F-3 (File No. 333-291938) and Form F-3 (File No. 333-280502) of Waldencast plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Forward-Looking Statements
Statements in this report that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the intended benefits of the transaction and future strategies that may be pursued by the Company. These forward-looking statements generally are identified by the words “intends,” “may,” “will,” “would,” “future” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.
Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (1) the inability to realize the anticipated benefits of the transaction on the expected timeline, if at all; (2) the total consideration payable in connection with the transaction may be reduced due to the Vendor Notes, the earnout not being achieved and other factors relating to the transaction; (3) the potential inability of the Company to effectively manage operations, retain key clients or maintain existing levels of performance in their absence; (4) the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities; (5) the overall economic and market conditions and other information about the Company’s possible or assumed future results of operations or performance; (6) changes in general economic conditions; (7) the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, foreign currency exchange fluctuations; and (8) the ability to implement the Company’s strategic initiatives and continue to innovate its existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026, or in other documents that may be filed or furnished by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc Unaudited Pro Forma Condensed Consolidated Financial Statements as of December 31, 2025, and for the years ended December 31, 2025, 2024, and 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: July 30, 2026	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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